Exhibit 99.10

LETTER OF CONSENT

Reference is made to the technical report dated December 14, 2012 with an effective date of August 31, 2012, entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada, Updated Mineral Resources Estimate” (the “Technical Report”) which the undersigned has prepared in part for Quest Rare Minerals Ltd. (the “Corporation”).

I hereby consent to the inclusion of references to my name and references to, and the extracts from, or summaries of, the Technical Report, in the Corporation’s Annual Information Form dated January 25, 2013 for the fiscal year ended October 31, 2012, which is incorporated by reference in the Annual Report on Form 40-F, including all exhibits, of the Corporation, which is being filed with the United States Securities and Exchange Commission.

Yours very truly,

(signed) Richard Gowans

Richard Gowans, P.Eng.

President and Principal Metallurgist

Micon International Limited

Dated: January 29, 2013